# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

## FORM C/A

## UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

*Name of issuer*
FANchise League Company, LLC

*Legal status of issuer*

    *Form*
    Limited Liability Company

    *Jurisdiction of Incorporation/Organization*
    Delaware

    *Date of organization*
    October 11, 2017

*Physical address of issuer*
5792 W Jefferson Blvd, Los Angeles, CA 90016

*Website of issuer*
www.fcfl.io

*Name of intermediary through which the Offering will be conducted*
First Democracy VC

*Address of counsel to the issuer for copies of notices*
BEVILACQUA PLLC
1050 Connecticut Avenue, NW, Suite 500
Washington, DC 20036
Attention: Louis A. Bevilacqua, Esq.

**CIK number of intermediary**
0001683054

**SEC file number of intermediary**
007-00076

**CRD number, if applicable, of intermediary**
285360

**Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering**
The issuer shall pay to the Intermediary at the conclusion of the Offering a cash fee consisting of a 7% (seven percent) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of closing. The intermediary will receive the right to receive that number of FAN Tokens in the FAN Token Sale equal to two percent (2%) of the number of FAN Tokens underlying the SAFTs subscribed for in the Offering.

**Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest**
None.

**Type of security offered**
SAFT (Simple Agreement for Future Tokens)

**Target number of Securities to be offered**
50,000

**Price (or method for determining price)**
$1.00

**Target offering amount**
$50,000.00

**Oversubscriptions accepted:**
☑ Yes
☐ No

**Oversubscriptions will be allocated:**
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

**Maximum offering amount (if different from target offering amount)**
$1,070,000.00

*Deadline to reach the target offering amount*
January 2, 2018

**NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.**

*Current number of employees*
0

|  | **Most recent fiscal year-end** | **Prior fiscal year-end** |
|---|---|---|
| **Total Assets** | $0.00 | $0.00 |
| **Cash & Cash Equivalents** | $0.00 | $0.00 |
| **Accounts Receivable** | $0.00 | $0.00 |
| **Short-term Debt** | $0.00 | $0.00 |
| **Long-term Debt** | $0.00 | $0.00 |
| **Revenues/Sales** | $0.00 | $0.00 |
| **Cost of Goods Sold** | $0.00 | $0.00 |
| **Taxes Paid** | $0.00 | $0.00 |
| **Net Income** | $0.00 | $0.00 |

*The jurisdictions in which the issuer intends to offer the Securities:*
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

# SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Sohrob Farudi
_____
(Signature)

Sohrob Farudi
_____
(Name)

Founder & CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Sohrob Farudi
_____
(Signature)

Sohrob Farudi
_____
(Name)

Founder & CEO
_____
(Title)

12/22/2017
_____
(Date)

/s/Sohrob Farudi
_____
(Signature)

Sohrob Farudi
_____
(Name)

Manager of Project FANchise Holdings, LLC, the Managing Member of Company
_____
(Title)

12/22/2017
_____
(Date)

**December 22, 2017**

**FANchise League Company, LLC**

**doing business as Project FANchise and**

# The Fan Controlled Football League (FCFL)



**EXPLANATORY NOTE**

FANchise League Company, LLC (the "Company") is filing this Amendment to its Form C, which was filed with the Securities and Exchange Commission on December 11, 2017 (the "Form C").

This Amendment is filed to add the Webinar Transcript (Exhibit G) and the Facebook Live Transcript (Exhibit H). Exhibit G and Exhibit H are attached hereto.

**EXHIBITS**

Exhibit G      Webinar Transcript
Exhibit H      Facebook Live Transcript

**EXHIBIT G**

Bill Clark: Hi, everyone. My name is Bill Clark. I'm the CEO of MicroVentures and I'm also the COO of First Democracy VC, which is our funding portal partnership with Indiegogo. We are here with Sohrob Farudi, who is the CEO of FCFL, which is short for Fan Controlled Football League. He's going to talk to us today about the investment opportunity in the Token Sale that we're currently doing. Then we're also going to take questions. This is a unique opportunity. This is being done by both our broker dealer, which is MicroVenture Marketplace, and the funding portal, First Democracy VC, which is with Indiegogo and MicroVentures. That's through our partnership, so non-accredited and accredited investors do get to participate.

Before I kick it off, or send it over to Sohrob, this is designed to be a way for you to ask questions and get answers. If you have your GoToWebinar control panel up, you can ask a question at any time. That will come directly to me and then I will ask those at the very end. We're going to let Sohrob talk first, talk a little about the vision of the company, where it's going to go from here after this presale. Then we will start to field those questions.

With that, Sohrob, I'll let you introduce yourself and take it away. Thanks for joining.

Sohrob: Thanks, Bill. Thanks everybody for joining. Appreciate you taking the time. Love to tell you about what we're doing with the Fan Controlled Football League. This all started little over three years ago with a vision to really change the way the fans interact with sports. Now, we truly believe that the future of sports is going to be interactive and it's going to be a learn forward experience. Generations of fans are looking for a more interactive way to participate. The growth of eSports, and video games, fantasy has really taken off recently. It's continuing to grow. We see those worlds colliding with traditional sports. All the traditional sports out there are looking for ways to engage gamers and engage the video game world. Obviously, all of them have added fantasy to their repertoire of things that they provide their fans. We really think that the true future of sports is bringing all of those parts together.

We set out about three years ago to create the first fan controlled football team with the vision to create a fan controlled league. We were awarded the rights to a brand new team in the indoor football league, which was a Proof-of-Concept. What we did in that league, which that was a 10 team indoor football league that played in the Midwest and the Pacific Northwest, indoor American football. We let fans make every decision for that team. For that Proof-of-Concept, fans actually chose the city. They designed the logo and named the team. They named it Salt Lake Screaming Eagles. They picked Salt Lake City. They got to hire the coach. They got to pick the players. Imagine this as a real life version of playing Madden football on your Xbox.

For the season, which was February to June of this year, fans made every offensive play call via a mobile app that we created. For that Proof-of-Concept, we had a deal with Sports Illustrated that covered the team throughout the season. We actually partnered with Twitch. For those of you that aren't familiar with Twitch, Twitch is owned by Amazon. Amazon bought them a few years ago for a billion dollars. It's one of the largest, if not the largest, video game platforms out there that stream video games. We actually integrated with Twitch's platform and allowed viewers to watch the games on Twitch and actually call plays in the platform in real time while they were watching.

This is really a first of its kind in terms of a real life video game. After the season, we had a successful season. We had engagements from people from a hundred different countries that 10s of 1,000s of fan call in plays. 100s of 1,000s of fans watching the games. We made a decision, proving that the technology works that fans were engaged and excited about the concept and this opportunity to manage and run a real time in a real league, that we wanted to build a full interactive league. Kind of based on that Proof-of-Concept, we are now creating Fan Controlled Football League. Now there's going to be eight new teams in a brand new league, that's fully owned and controlled by the Fan Controlled Football League. Fans are going to make all of the decisions for the teams in this league. That include hiring the coaches, picking the players, and of course, calling of the plays in real time. This will be a first of its kind.

As far as the location, we're looking at either Las Vegas or Atlanta as the most likely destinations for the league. We're doing something very different. We want to embrace this idea of a fast-paced culture. Everybody's looking to do multiple things, multiple screens. It's becoming very, very difficult for most people to set aside three or four hours to watch a game. We're going to move to a format in this league of one hour games. Obviously, interactive, so fans get to call the plays on their phone and interact with the game itself, but also immersive. We're going to put helmet cameras and microphones on the guys. The goal is to have sensors and wearables, chips in the ball, everything you can imagine from kind of a sports tech standpoint, to really draw fans into the game and give you a view of the game that's never been created before.

Now, all these teams will actually play in one facility. We're not going to be spread across the country. All the teams will play in one facility and instead of playing in a big arena, we're going to be playing in a high tech production studio. Imagine a big, 50,000 square foot warehouse decked out with the latest and greatest in terms of cameras and drones flying around, and sensors all over the place. That's where these teams will play. The goal of this league is to create the ultimate sports product for the digital fan, the fan that's on their mobile, the fan that's on their computer-

Bill Clark:      Hey, Sohrob? Can you move away a little bit from the mic? You're a little bit muffled.

Sohrob:          Sure, is that better?

Bill Clark:      Yeah, I think that's better. Thank you.

Sohrob:          The goal of this league and the technology that we're building, and we tested and proved with the Screaming Eagles, is to really kind of create this first iteration of what we call interactive sports. We believe this platform that we're creating can go across multiple sports. We're going to start with the Fan Controlled Football League. Our goal is to build a fan controlled baseball league, fan controlled cricket league, and then the license the platform for any other sports that want to use it.

As far as Blockchain, and the fan token, and the offering we have now with Indiegogo and MicroVentures, we had two concepts in our Proof-of-Concept that really [inaudible 00:07:38] to Blockchain. We did not use Blockchain in the previous iteration. There's two reasons why we decided to do a token offering, and decided no corporate Blockchain. The first is transparency in the voting process. We have players that are professionals, coaches that are professionals [inaudible 00:07:58] careers on the line. We have fans making decisions on their career. The fans can hire and fire, hire and fire players. What we want to do is create full transparency in the voting process and there's no better way to do that then incorporating Blockchain. This will give public ledger, voting transparency. Nobody can alter these votes. We can give confidence to fans that are participating, and players and coaches that the votes that are happening are reliable, and they can rely on the results.

That's a big one for us. Creating trust is a very important part of what we're building in this ecosystem. The second one is the token. We're building a real life video game. That is the ultimate goal, is to bring fans as close to a real life video game as possible. Everybody's familiar with mobile games and video games in general. You're always collecting tokens or gems, or some sort of virtual or digital good. We think the token concept really fits well with the ecosystem that we're building. The fan token is going to become kind of the virtual currency of the league. It will also equate to the real world power in the league. The more fan tokens that you own-

Bill Clark:    Hey, hey Sohrob. Sorry, I'm getting lots of people that are having a really hard time hearing you. Either can you keep your mouth away from the phone, I think it's just really muffled.

Sohrob:    I just put it on speakerphone, is this better?

Bill Clark:    That is amazing, 100% better.

Sohrob:    Let's try this. Okay. Going back to the analogy. We're building a real world, real life video game. Everybody's familiar with tokens and gems, and other virtual goods and virtual currencies that you earn as you play video games. The goal is always to get more. We are creating that similar economy in the Fan Controlled Football League. Again, this is real football. These are real, professional football players. From the Screaming Eagles, from our Proof-of-Concept team, we actually sent two of our players went on to play in the Canadian Football League. Two of them got NFL tryouts. These are true, true athletes that come from Division I schools, Division II schools. These are great football players on the field that fans are going to get to control.

What we're building is this fan token. The fan token is going to become the fan power in the league. The more tokens you have, the more influence you are going to have over your team, the more access you're going to have to behind the scenes content, the more opportunities you're going to have to actually have unique experiences in the league.

The way that the play calling works, the more fan tokens you have, the more play calling power you will have. WE also can narrow down play calling to individual fans. You may be sitting at home, and you could get a notification on your phone, "Hey, you and you alone are calling the next play." There are opportunities to kind of ... Obviously, we want to be inclusive. We want to have as many fans as possible. We want the FCFL to become the top football league in the world. But at the same time, we want to provide fans a very individualized experience, and give them opportunities to do things that no other league allows them to do.

The fan token is again, virtual currency and the virtual power of the league. You'll also be able to earn fan tokens. As you participate, as you call plays, as you call plays, you can gain yards and you score touchdowns with the plays that you called, you'll be earning more fan tokens in the league as well. There's a fixed supply. There's not going to be an unlimited supply. There will be a fixed supply of tokens. 50% of those tokens are going to be sold in the token sale. The other 50% are going to be held at the company, with 15% of that to actually be distributed through the app as people participate, and are rewarded for that participation.

The opportunity right now, why do you want to get involved right now? A couple of reasons. One, we're offering a 25% bonus for early fans to get involved now and participate. But really, over the course of the next six to eight months, we're going to be building this league. Like we did with our Proof-of-Concept with the Screaming Eagles, we want fans to be involved in that process, right? All of the decisions that go into building a league, choosing the venue, designing the venue, creating some of the rules in the league itself, helping design the different team logos and mascots, and then obviously, getting into drafting the players. These are all things that we want fans to be a part of and we're going to bring fans into the process. Getting involved, and getting involved early, we'll give you that opportunity to participate as an early influencer in the league.

I think that covers about everything. Bill, happy to open it up to questions and answering any of those that people have.

Bill Clark: Okay, great, thank you for that, Sohrob. Thank you for switching over to speakerphone. Can hear you very clearly.

We already have a few questions, and people are sending them in through GoToWebinar control panel. You can continue to send those in and I'll answer them as they come through.

First question, what additional value can an investor glean from a fan token if the investor isn't inclined to participate in or have the time to invest in play calling, hiring coaching, setting rosters, etc.

Sohrob: The fan token is a utility token. Really, what that means is, we're providing the opportunities with that token to participate in the network. We're focused on growing the network, right? The network is the Fan Controlled Football League to start, as more fans join that league, we're going to add more teams to the league. That network is going to grow, and I mentioned early, we're not just focused on football. Our idea is that this platform that we're building, and the fan tokens that we're creating are going to move outside of the just the Fan Controlled Football League. Whether we license the platform, or whether we create additional leagues, the plan is the move the platform over to those other leagues and have fan tokens work in those other leagues, similarly the way it works in the Fan Controlled Football League.

The opportunity is a belief in the network that we're creating, growing, and becoming the future of sports.

Bill Clark:      Okay, great. Thank you. I know that you mentioned before about the split of the tokens 50% going to fans, and 15 that are earned. We have few questions that have come through asking the total amount of tokens. I know from our conversations before that you don't have a set number, but you have an estimate that you can kind of-

Sohrob:          Yeah, we do. We have ranges and I'm happy to share. Our ultimate goal for the public sale, which is scheduled to happen in early 2018. We're targeting late January or early February. The goal is to have a token that is valued under 10 cents, under 10 US dollars, or sorry, 10 cents USD. The idea is that we'll have somewhere between 500 million and a billion tokens, with a price per token during that public sale of somewhere between five and 10 cents. That's kind of the range of what we're looking at. As far as a hard cap goes for those of you that are asking about a hard cap, again, not set. We're going to set it at the public sale. We're currently targeting somewhere between $25 and $30 million dollars will be the hard cap, for the public sale. That would include the pre-sale as well.

Bill Clark:      Great, thank you. It's important for people to understand that this is a pre-sale. You're not going to get a token immediately. The token will be issued after the ICO.

There's a question on that. Let me just find it here. Question is around the exchanges. Do you have plans for the tokens to be listed on any crypto exchange? I know it's early to give a lot of guidance on that, but maybe just a little, like your thinking on it.

Sohrob:          Sure. These are ERC-20 tokens on the Ethereum Blockchain. After being issued, they are immediately tradable and exchangeable. We are not going to go out and actively seek listing on exchanges because these are utility tokens, when we do our public offering. Again, anybody out there telling anybody that they're going to get a token listed on an exchange, it's not the company's decision ever. It's exchanges with tokens. So again, we are very, very focused on creating a utility token with true utility value. Going out and actively pursuing listing on exchanges is not something that we're going to do as a company. But that's never a company's decision anyways. That's left in the hands of exchanges.

Bill Clark:      Okay, thank you. Next question, I think I can help answer. So the question is, where can I find a roadmap. On the offering page, and you can go to MicroVentures and click on FCFL, there is a section called milestones. In that milestone area, that has the potential timeframe for some of the milestones. It's just an estimate and that should give you what Sohrob and the team are looking to do over the next few years.

Next question is, specifically for you Sohrob about any key learnings that you've had from your previous companies. I know you've been in venture and startups for a while. As you've exited some of those, do you have anything that you're taking with you to FCFL? Any mistakes you've made?

Sohrob:      How many hours do we have? As an entrepreneur, and I've been an entrepreneur for a long time, we learn a lot more from your mistakes than you do from your success. I think any entrepreneur that says they haven't had a lot mistakes, you need to question. Absolutely, I've learned a lot. A couple of the big ones to me, one is focus. I think early on in my career, and I think one of my first companies, which was a company called Flipswap, where I was the co-founder and CEO along with my two brothers. We raised $14 million of venture capital and I went through that venture process.

I think that one of the things that I started to learn, which I don't know that I knew before that is, as a young entrepreneur, you tend to go after all the shiny objects that look really interesting. There's always something else that you could be doing and another opportunity, and I think what it boils down to, to really be successful, you have to have a singular focus and a singular goal. You have to have the whole organization working towards that goal.

This is a big idea, right? Having fans interact with sports and having fans control sports. We could go a million different directions, this goes across the globe. This is a huge idea, which is why we decided to narrow it down, singularly focused on putting together a league. Quite frankly it's a league and a format that we have experience with. We built the Screaming Eagles, our Proof-of-Concept team from the ground, up. Before that I was a minority owner in an arena football team. One of my co-founders, Ray Austin, played in the NFL for five years and has been close to football his whole life. We just have a lot of guys that have built companies, have been successful in technology, and in sports, and we're laser focused on execution. I think that's the biggest one.

I think the other one is, understanding what you're good at, and understanding where you need help. If you go look at the advisors that we've been able to pull together for this opportunity, a lot of those people are actually investors as well. It's a who's who of sports, right? We have the former chief operating officer of the San Francisco 49ers [inaudible 00:20:58] Andy Dolich who was also been in front office of sports for 40 years. He was with the Oakland A's, and he was with the Golden State Warriors, and the Memphis Grizzlies. The guy just brings so much knowledge. It's just knowledge that I would never be able to gain probably in a lifetime. Guys like that, guys like Manish Jha who was head of Mobile at the NFL, I take the time to listen.

I know that I don't know everything. I don't pretend to know everything. I'm really looking at our advisors and a lot of the senior guys that we have on our team who have other skills and experiences that they bring to the table. To me, it's about surrounding yourself with the right people that have different experiences and different skill sets as you, and then getting all those people focused on one goal, and going down and knocking down that goal. That's really what we're trying to do.

Bill Clark:     Great, thank you for that. The questions keep coming in, send them in. Love seeing all of this dialogue.

                Next question, I can help you with. Do we get our initial investment back if we invest in the campaign and the league never gets off the ground?

                You're investing in this, it's called a SAFT, a Simple Agreement for Future Tokens. The money for that is being used to build out part of the utility. Some of it's already built, but building up the utility, putting the league together and everything as part of the ICO. There is definitely risk involved in that. There's a risk that that may not happen. If that doesn't happen, the money will be used to build that. You would not get your money back in that case. If you're investing in this SAFT for this Future Token, you should invest in money that you can afford to lose. This is why we always promote diversification.

                Is there anything else you want to add to that, Sohrob?

Sohrob:         No, look, I think that's right, Bill. At the end of the day, I think everyone has to understand this is still a startup. Most startups fail. I've been lucky enough to be at some successful startups. I've tried to surround myself with people that have been in startup mode, and have built companies from the ground, up. I think we had some success with our Proof-of-Concept with the Screaming Eagles and being able to bootstrap something that probably should have cost four or five million, and we were able to do it on a two million dollar budget to build the technology, and acquire the team, and run the team. We have a good track record of being able to do things, and build things, and bring them to life. At the end of the day, you have to look at this, and as an investor, I think you have to look at this as a risky investment because it is a startup, and that's the nature of the startup game.

Bill Clark:     Great, thank you. Next question, there's two people asking a similar questions. I'm going to try to blend them together. These two potential investors are very interested in the concept, but they do not follow football. They may not understand the play calling aspect of it. How would you tell them to get involved? Would it be just to kind of watch on the sidelines for a little while, and then jump in once they learn a little bit? Do you have any advice for new people coming to the sport?

Sohrob:         Bill, just so I understand the question. People that are very interested in kind of the concept and what we're doing, and potentially investing, but not necessarily either huge football fans, or really want to get involved in actually the game mechanics, and play calling itself? Is that right?

Bill Clark:     Yes, but the concerns aren't maybe that they don't want to get involved, but that they don't really understand that yet. The play calling, it might be new to them. They might not know what their decisions may impact. For a newbie, that now has 5,000 tokens let's just say, how do you get them involved? Maybe it's kind of baby steps, and kind of like an educational program even to like-

Sohrob:    I think this is going to be a process where we're going to be holding fans hands along the way, and inviting them into all aspects of what we're doing, and how it works. There will be plenty of guidance and help to get involved. We're going to be very active in building the community that's accessible. We're very close to signing agreement with a big broadcaster, streaming broadcast partner, that will allow us to then bring fans into a community where we can engage, and talk, and go through these things.

As far as the mechanics go, owning tokens ... You're going to be choosing a team. As a fan, we're going to have eight teams in this league. As a fan, you'll be choosing one of those eight teams to support and throw your weight behind. Then, in that team, there will be rankings. The rankings will be based on the number of fan tokens that you own, and the number of fan tokens that you earn. There will be a mixture of ... The idea is that we don't want to be exclusionaries. Anybody that's not participating in the token offering, or misses out on the opportunity to get involved now, will still have an opportunity to join the league, right? This isn't going to be just to pay to play opportunity. Again, we're building a sports league, and the opportunity is let's make this as big as possible. Let's build this network out, and let's invite as many fans to participate as possible.

But the mechanics are, you will be ranked in the league. Then, depending on where you fall in those rankings, that will determine your voting power and influence. Everybody, even somebody that only owns one token will have an opportunity to vote, and call plays, and make an impact. The number of tokens you have will determine kind of your ultimate voting power, and also access to additional opportunities, and behind the scenes content, and unique experiences. I hope I'm answering the question right, Bill.

Bill Clark:    Yep, not that's a great answer. Next question, somebody just wants to understand the formula for somebody who invests $500 now, what potential tokens they can get. I did the math here, so that it's easier. This is an estimate, really, because right now, as Sohrob said earlier, the actual value of the token is not known until the ICO. It's a cap of 10 cents per token, so I just went off of the 10 cents as the outer bound. If you invest $500 you would get 5,000 tokens. You also get a premium of 25%, which would be another 1,250 tokens. You get 6,250 tokens, which would be ... I guess it's safe, if that's the higher bound, that's the least amount of tokens. If it ends up pricing at nine cents a token, or eight cents then, you could get more tokens.

Sohrob:    Correct.

Bill Clark:    All right, next question. So many, okay. These are great. Will the token votes have the ultimate power, or will there be somebody who can veto a vote? I've been thinking about this one a little bit. One way that I could see this is, let's say there's a vote for a player to move from one team to another, but the owners of that team would really like that person to stay because they may have some sort of a advertising or marketing piece of it, which could benefit the league in general. Could that play into it all? Is that even a scenario? How would that work?

| Sohrob: | Yeah, so look. These are good questions. One of the reason why we decided to build a league, it's going to be a wholly owned sports and entertainment property. The reason that we were doing it that way is so we can control things like this. The ownership of all of the teams will be centralized. The Fan Controlled Football League will own all of the teams. There won't be outside owners. Votes that happen, whether it's player personnel votes, coaching votes, or play votes on the field, what fans want is what fans are going to get. Going back to the discussion on Blockchain, one of the reason we're really keen on implementing Blockchain for voting is transparency in the voting process. We want to make sure that when fans vote for something, that they get what they voted for, and that everybody trusts that process. |
|---|---|
| | Having said that, fans are voting for the players that are playing on that field. Fans are going to be choosing the starting quarterback for their team. If fans call a play, and the quarterback gets into a situation where he just knows that play is going to be a disaster, and he wants to call an audible, we can't stop the players on the field from doing what they think is best because at the end of the day, they're trying to win the game for the fans. That's why they're on the field. They're there to win the game. |
| | It didn't happen much, I can tell you with our Proof-of-Concept with the Screaming Eagles, there were very, very few audibles. The reason for that is the indoor game is different. Most people are familiar with the outdoor game, and there's a 40 second play clock. Quarterbacks have a lot more time to go to the line of scrimmage, survey the defense, and actually change the play. The indoor game runs on a 25 second play clock. Basically, by the time the play gets into the guys, and the guys get set, they have to stop the ball. There's not time to actually change the play. More often than not, the play that's called by the fans will get run on the field. |
| | Now, that doesn't mean the quarterback drops back for a pass and there's a blitz, and now he has to run because he can't actually throw the ball, because he's under duress, but fans wanted him to pass the ball. The action on the field will still be unscripted football. We're not going to dictate what happens in the game. This is real football. This is a competition. These guys are going to be playing for ... At the end of the season, the goal is to have a million dollar prize purse that's split amongst the player, the coaches, and the fans of the winning team. These guys are going to be playing for a big price purse at the end. Everybody on that field is going to be competing hard, but what fans vote for is what they're going to get ultimately. There's not going to be any veto process by coaches, or front office, or anybody. This is a true fan run football league. |
| Bill Clark: | Okay. Thank you. Next question, can I get tokens to somebody? |
| Sohrob: | Bill, I'll leave that to you. I don't see why not. I think there may be some restrictions in the current iteration with the SAP, in terms of transferring it. What I can address is once the token's actually issues after ICO, there will be no restrictions on transferring the tokens. You could absolutely give them to somebody, send them to somebody as well, gift them to somebody. There won't be any restrictions once the tokens are actually issued. I'm not sure about the mechanics of participating in the pre-sale right now. Bill, do you want to take that one? |

| Bill Clark: | Yeah. I think that from a security standpoint it's a little bit more difficult to transfer security or buy it on behalf of somebody else. I think that you're right. It's a lot easier once it's a utility. It is a little bit harder. There's a lot more hoops to go through, but it can be done, technically. |
|---|---|
| | Next question, will you try to balance the number of fans affiliated with each team? Can fans decide to change teams at a later date? |
| Sohrob: | One of the things we love about this is that there's going to be a lot of psychology and game mechanics going on here. No, we're not going to balance fans. Fans are going to be free to choose whichever team they want to support. We're working with a great agency by the name of Fallon. You can check it out, F-A-L-L-O-N .com to help kind of create the new teams and these personas that are going to be in the leagues. I think fans are going to be really excited about these new teams, and choosing one. But we're not going to limit it. If 10,000 fans choose one, and 500 fans choose another, all that means is that the people that only have 500 are probably going to have more influence over that team than the ones that chose to be part of the 10,000. |
| | Fans will be able to change teams, but we're going to lock fans in for the season. Once you choose a team for the season, that will be your team for the season. If you want to change teams after the season, you'll be welcome to do that. But because there's a prize purse for the winning team. Part of this voting process and voting power is based on your ranking for your particular team. We're not going to allow in-season movement between teams for fans. |
| Bill Clark: | Thank you. I think there's a follow-up, I'm just reading it, sorry. Will fans be able to see how many fans each team has? |
| Sohrob: | Yes. Yeah, absolutely. We will make that public information for sure. |
| Bill Clark: | Great, thank you. Is there any proprietary technology protections in order to create a barrier to entry for potential competitors? |
| Sohrob: | We have a provisional patent on some of the processes and technology that we built. We do plan on filing additional patents around this. Patent law has changed. I'm not going to pretend I'm a patent expert, but patent law has changed significantly when it comes to process patents and things that could potentially have protected this league 20 years ago. Those things are a lot more difficult to get now with some changes that happened, I believe in 2012 or 2013 to patent law. We're doing everything in our power and we will do everything in our power. I think what we need to do is be first movers. I think this is the direction the world is moving. Nobody that we've come across outside of one company, which you happen to go take a look at, they're called Your Call Football. They've created a mobile app, and they're doing some fan play calling, but they're letting coaches make decisions and veto stuff. I don't really consider a true competitor. They're not really building a league from what we can tell. They're just creating an app, and kind of facilitating some games. |

Outside of that, we haven't seen anybody really looking as closely at this as we are. I haven't heard any rumblings. Most people are focused on eSports and gaming. A lot of the traditional leagues, if you guys have seen the NBA teams, especially, are all starting their eSports teams. And they're actually using their brands to do that. They're buying them as well. The NFL owners are now buying eSports teams. Everybody is looking at getting into eSports. Anybody that's into traditional sports is looking at eSports. From what we've seen, nobody is taking that next leap that we are, which is combining the two, and combining eSports with traditional sports. Our goal is that we're first movers. We become the brand associated with this. We become the platform associated with this. The fan token becomes the token associated with this. We hope to kind of lead the movement towards interactive sports.

Bill Clark:    Great, thank you. Next question, how are the players and coaches compensated?

Sohrob:    Players and coaches are compensated similar to other indoor arena leagues. We haven't set the salaries structure yet, but those are generally per game that they're paid. Coaches are paid salaries, the players are paid game checks. One of the things that we are going to do differently than at least any other league that we've seen is we're going to have very heavy incentivized payment system for players. The idea is that they'll earn more based on their performance on the field, scoring touchdowns, making tackles, those types of things. The players are also provided room and board.

These players aren't making ... Again, I can tell you in the Proof-of-Concept with the Screaming Eagles, players in indoor football and arena football tend to make somewhere between $250 and $800 per game, for a 16 game season. But they're always provided room and board. Food and lodging is covered during the season. It's not a lot of money. I think that's a telling thing to really look at the guys that are in this league. The people that play, the players that play indoor and arena football, they play it because number one they love football, and number two because they just got out of college for the most part. Our average age of the Screaming Eagles was 24. These guys just got out of college. They want to try and continue their career. They're looking to put together game film. They want to be seen by the CFL. They want to get a chance at an NFL tryout.

These guys really play hard. They want to play football. They want to be pros. What it really creates is really high quality football on the field.

Bill Clark:    Great, thank you. Okay, we've got 17 minutes left. Questions are still coming in. Thank you very much. Next question, can you explain your Blockchain integration? Are the plays that people pick somehow linked to the Blockchain, voting on Blockchain, or is it just tracking token ownership and therefore voting rights?

Sohrob:    Great question. Tokens are going to be again, the voting power. Your ranking for your team, based on your token ownership and earnings, will rank you for voting power. The goal is to have all votes on the Blockchain, and public ledger. We are creating ERC-20 tokens, and initially using the Ethereum Blockchain. There are definitely issues with the Ethereum Blockchain supporting large numbers of real time transactions.

The most recent example is a mobile game called CryptoKitties, which really clogged up the Ethereum network over the last few weeks. You can go read about that. It's actually a mobile game if you haven't seen it, it's a mobile game where you actually have digital cats. Those cats are traded and groomed. It's not something I've ever played, but apparently it's incredibly popular.

I guess my point is, we do plan on having the play calling, also public ledger, also on the Blockchain. There's no way that the Ethereum Blockchain is going to be able to support what we want to do for real time play calling. We are looking at side chains. We're looking at some other Blockchain implementations as well, Hyperledger, and things like that. There's a couple out there. EOS, that's actually just done some of their testing and those results have been really great. We're keeping an eye on all of those.

At the end of the day, we want to provide transparency and we want to make sure that everybody get these votes tallied, and that they're on the Blockchain. The real time play calling will not, at least in its current configuration with Ethereum will not be on Blockchain. Play voting, personnel votes, coaches voting, and things like that will be locked into the Ethereum Blockchain because that's non real time votes that are going to be much easier to put on the Ethereum Blockchain.

Bill Clark:    Thank you. Next question is around the rules of the game. I know you addressed some of this earlier, but just in case you didn't go into as much detail as this potential investor is asking. Question is, I read that the rules are going to be tweaked from standard rules for instance, no special teams. I believe this differs not only from the NFL but also indoor football. Are there any other rule changes planned?

Sohrob:    That's a great question. We're significantly, well I don't want to say significantly. If you watch football, if you know football, this game will look like football. The rules that we're going to be changing are going to be meant to speed up the game, reduce the number of penalties and flags, reduce the amount of dead time and stoppages of play. We want to do one hour games. We want this to feel like a video game. We want it to move like a video game, but we want there to be a lot of football played in that one hour.

Things like potentially getting rid of the kicking game all together, which the NFL has talked about, right? The NFL recently has changed pretty much every rule when it comes to kick-offs and even extra points. We are most likely going to get rid of the kicking game completely. There's a lot of dead time around field goals, and extra points, and kick-offs, and bringing on the special teams' players, and getting them on and off the field. We feel that will really speed up the game.

Then a couple of other changes around potentially first downs. Instead of having the chain gang, indoor football is played on a 50 yard field. We may just have static first down markers, so one at midfield and one at the 15 yard line. Basically, as a team, you'll have four downs to cross the closest line. Then once you cross that one, you'll have another four downs to get past the next one.

Things like that where we can speed up pace of play, speed up the game, get rid of referees because referees in my mind just slow down the game, and make it sometimes unwatchable. Any way we can kind of create a more fast flowing game that will be more enjoyable to play and watch, that's the type of rules that we're going to be changing.

Bill Clark: Okay. Thank you. Well, that's it for questions. If you have a question that I didn't answer, more than likely it was addressed earlier on in a previous question, or when Sohrob was talking just in overall the direction of the company. This is being recorded and we will post this on MicroVentures once we get the transcript ready. That should probably be this time tomorrow at the latest. We'll send a note out to everyone that signed up so that you listen to that if you missed anything.

Just a reminder, we've raised about three million dollars for this. We're looking to raise five million total. The deadline for this pre ICO pre-sale is the end of the day on Friday. We have just about two and a half days, so if you want to invest in this SAFT, I know Sohrob would love to have you. We'd love to have you participate. If you have any questions, you can send them to me. The best way to ask questions is there's a discussion board, and Sohrob is answering those as well.

With that, thank you everyone for joining. Sohrob, I'll give you the last word and then we'll end the call.

Sohrob: Thanks, Bill. Appreciate everybody tuning in. Again, I think I'd love to have your support. We've got a great group of people building this league. We'd love to have you participate and helping us. Really, this is for the fans. I'm a huge sports fan. The reason we're doing this is because we're all sports fans. We want to create something really special for fans to be involved in sports like they never have before. If that's something that sounds interesting, and sounds like something you'd want to do, or support, we'd love to have you involved. Thanks again for taking the time.

Bill Clark: Great. Thank you, Sohrob. And also thank you, investors, or potential investors for joining. Glad to have you for the last hour. Enjoy the rest of your day. Talk to you all later. Bye.

**EXHIBIT H**

*Facebook Live Transcript*

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| Jason White: | Hi, guys. It is a pleasure to be here. My name is Jason White. I'm a team member here at Indiegogo, and we are here to have a very exciting conversation about something that is on everybody's mind, cryptocurrency and initial coin offerings, how to become an investor in these kinds of things, a subject that everybody is paying attention to. I'm here with the founders of Indiegogo. Next to me is Slava Rubin. |
| Slava Rubin: | Hello, everybody. |
| Jason White: | It's a pleasure to have you here, Slava. And I'm also here with the founders of the Fan Controlled Football League, Sohrob Farudi, and Ray Austin, one of the players in the league. Say hi, guys. |
| Sohrob Farudi: | Hi. |
| Ray Austin: | Hi. |
| Sohrob Farudi: | How you doing? |
| Jason White: | Rohrob and Ray are coming to us from Los Angeles. They weren't able to be in the same room, but they are on the same internet. So it's a pleasure to have them here. So, this is an important conversation, and I just want to set this up. Cryptocurrency, initial coin offerings, this is something that is fetching a lot of attention right now. As some of you may know, initial coin offerings this year have driven over four billion dollars of investment. We've all heard about Bitcoin, but there are companies out there that are selling their own tokens and raising money. So, Indiegogo has jumped into the game, along with Fan Controlled Football League, and we're here to talk a little bit about investing in an ICO.

Why don't we start with you, Slava. The question for you, my man ... We're just figuring out some of the camera logistics. I want to make sure that I'm in frame while we're having this conversation. Talk to us a bit about cryptocurrency and token sales. Why should people care about this thing, what does it mean, why does it matter? |
| Slava Rubin: | Absolutely. So, we launched Indiegogo in 2008, and we started with just [inaudible 00:01:40] crowdfunding. Then we were able to help change the laws to get into equity crowdfunding, and we've seen this latest innovation, which is blockchain. It's supporting cryptocurrencies as an application. So Bitcoin is the first cryptocurrency that people think about when it comes top of mind, but now that we have other blockchains out there and other protocols like Ethereum that people are building on top of, we have unique companies coming out with their own protocols and currencies on top of that. |

So, this is super exciting. It's the latest way to democratize access to capital. Anybody can invest in these. So we're exciting that Indiegogo is bringing forward our first offering, which is Fan Controlled Football League.

Jason White:        Makes a lot of sense. So, if a company has the opportunity to go raise money, I mean, Indiegogo has been raising money for companies for ten years, right, over a billion dollars raised for companies doing crowdfunding. Why does cryptocurrency matter? What's the story? What's the value?

Slava Rubin:        Well, part of it is it's just super exciting and the media is talking about it. But more importantly, building on the blockchain is, you have an opportunity to change the way that you're actually tracking all of this. There's a lot of value to being tradable, it's immutable, you're able to track the integrity of the parts. So, it's really a way to add transparency, and a way to not lose track of it. So, it's much more powerful than what's possible with our current infrastructure. So, we're pretty excited about cryptocurrencies.

Jason White:        Cool. And what about from an investor? Why don't we kick this to Sohrob. Sohrob, putting aside the FCFL deal, which we'll talk about in a moment, for someone who's thinking about investing in cryptocurrency, what's the value to an investor?

Sohrob Farudi:      Well, look. I think there's ... I don't know that you can paint it with just one brush, right? I mean, there's so many different offerings, as Slava mentioned. I mean, you're looking at people that are building entire new protocols on top of the blockchain. So, I think there's really unique offerings out there. There's currencies, there's networks, there's protocols, there's new blockchains being created, right? And protocols on top of that. So, I think there's a lot of different applications and uses for blockchain in particular.

I think we've got a really interesting use case, which is kind of more mainstream. You know, NFL, football, and just in general sports. But it really depends on how deep you want to dive into the cryptocurrency rabbit hole as they call it. So, we went down the rabbit hole six or seven months ago, and once you go down you can just keep going. So, it's an interesting place to be.

Jason White:        Well, we'll try not to go down too much of a rabbit hole in this Facebook Live, but we'll see if we can cover some of the details. So let's talk a little bit about the Fan Controlled Football League. I mean, let me just set this up and say, Indiegogo really looked far and wide to find the right partner to kick off this service. And Fan Controlled Football League was and became the very first token sale on the platform, live right now for the next three days. And let me just take this minute right now to welcome everybody who's joining. Again, as a reminder, we're here with the founders of Indiegogo and the Fan Controlled Football League because there is a live cryptocurrency token sale happening for the next few days.

|  | So, Sohrob Farudi, founder of the Fan Controlled Football League, tell us a little bit about what the football league is, why it's different, why people should care. |
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| Sohrob Farudi: | Yeah, look, I think this is something Ray and I and a couple other co-founders have been working on for a couple years now. And our goal is to change sports. We believe the future of sports is interactive. We think the fans want a more lean forward experience in what they're doing. Obviously, the growth in e-sports and gaming and fantasy ... You know, everybody wants to participate. Everybody wants to be active. We had a proof of concept this past season in the Indoor Football League. We owned a real team. This is real players. Ray played in the NFL for five years. He can vouch for them. This is high quality talent. |
| Ray Austin: | Yeah, and I'm turning 43 tomorrow, so- |
| Jason White: | Wow. |
| Ray Austin: | ... [crosstalk 00:05:28] could not play in the league. I wish I could. 'Cause I think it's gonna be great. |
| Slava Rubin: | Happy birthday. |
| Jason White: | Happy birthday. |
| Sohrob Farudi: | I mean, he could still play if he wanted to. But what we're trying to do, we're trying to bring fans of the sport that they love closer to the sport than they've ever been before. So, what we did with our proof of concept, we let fans hire the coach, pick the player, call the plays in real time, just like they were playing Madden on a mobile device. They got to call all the plays for our team. We're now bringing that to an entire league. |
|  | So we are building a brand new eight team league. All of these teams are going to play in one big production studio. And the idea is to really create more like a real life video game, right? I mean, at the end of the day, we want fans to sit at home, we're gonna change the format from three and a half hours to one hour, and we want to let you sit in, lean forward, be engaged with your team. There's no more exciting experience in the world, as a fan, than calling a play on your phone and knowing that that play was run on the field and seeing it be successful. It is unbelievable. |
| Ray Austin: | And what's also so great about it is, you don't even have to be a football strategist or a football expert or whatnot. There's so many other opportunities in the Fan Controlled Football League. You can help us with the marketing of the logos, and some of our apparel. You can help us scout. We had over 300 players from YouTube, and [inaudible 00:06:52], all sent to us by fans. I mean, we even got fans over 100 different counties all participating and crowdsourcing the right call to do in those games. It's unbelievable. Now we'll be able to do it on a bigger scale. |

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| Slava Rubin: | The idea of fan controlled football is just so exciting. So, you know, I played football in high school, and then obviously played my fair share of- |
| Ray Austin: | [crosstalk 00:07:15]- |
| Slava Rubin: | ... [crosstalk 00:07:16] Madden. What's that? |
| Ray Austin: | What was it, field goal kicker? |
| Slava Rubin: | I do come from Eastern Europe, so I do have some kicking skills. But I was actually nose guard. Yes, a little small for nose guard, but I was quick and nimble. I know you played defense as well. But what's so exciting is the idea of actually being able to control the players, like real players ... I was watching the Miami Dolphins on Sunday, this past Sunday. I'm a Miami Dolphins fan. It's been a tough 20 years. And having them play against the Bills, and I just see some of these plays, I want to just like throw myself through the computer and be like, "Please do not call that play again!" So to be able to have fan controlled football is amazing. |
| Jason White: | And I can attest to this. Slava came to work the next day and he said, "Yesterday's game was the worst ever." And I said, "Why? The outcome?" And he said, "No. I couldn't control anything in the game. I wanted to call 95% of the plays and I couldn't do it." So, you have at least one serious viewer. |
| Slava Rubin: | Hey, just a shout out to the crowd here, you can check it out at ICO.Indiegogo.com, but more importantly if anybody here has questions, we're answering questions live. So feel free to send in your questions on Facebook. |
| Jason White: | And there are no wrong questions here. I think there's a lot of newness in what we're doing. We're talking about a completely new concept for a sports league, a completely new concept for fundraising using cryptocurrency, ICOs, et cetera, which are a hot topic. So, we want to make this a useful exercise to allow any of you to ask whatever questions come to mind, so that we can be helpful in you thinking about investing, and playing a meaningful role in bringing this new sports league concept to market. |
| Sohrob Farudi: | Yeah, to that point, I really just want to make a point about why we're doing an ICO, 'cause I think it's important. Like I said, there's a lot of, I think, very good and interesting companies coming out with ICOs and using the blockchain. There's also, you can read a lot in the papers about the shady crap that's going on with people doing stuff that isn't right. |
| | One of the reasons we were excited about partnering with Indiegogo was the way that we could do this offering. So, making it compliant, making sure that we're doing things the right way. And part of why we're using the blockchain, so as talked about with you last year, we have fans voting. These are real players, these are real coaches, these are peoples' lives on the line. Part of what |

blockchain is for us is transparency in the voting process, right? We want to make sure that every constituent in this league, fans, players, and coaches, can trust the voting process. 'Cause at the end of the day, if fans are going to pick the players that make the team, and fans are going to pick the players that don't make the team, let's make sure that everybody can trust the voting process. And for us, a big part of that was being able to create the transparency in that vote.

And then the other big one, you know, this is a real life video game. I mean, at the end of the day, that's what we want. We want to get as close to a real life video game as possible, and in every mobile game out there, there's coins and gems, some sort of digital currency that you're accumulating and collecting. That's what the fan token is for the interactive football league. The idea is, as you acquire them, as you own them, as you earn them, you will move up the rankings in the fan rankings, and you'll have more access, you'll have more control, you'll have more influence. So the idea is to really kind of game-ify the experience of being a fan, and give those fans that really spend a lot of time ... Like Slava and the Miami Dolphins, I bet you could be at the top of the rankings for the Dolphins, and he'd be earning those fan coins, and then he'd actually get a chance to have a real impact and a real say in what happens [inaudible 00:10:44].

So, that's exactly what we're trying to build. We believe, like I said, the future of sports is interactive. You know, the fan token, and then the platform we're building. The Fan Controlled Football League is the first step. We want to take this to baseball. We want to take this to cricket. We want fans to be able to be involved and in control of their sports and entertainment experience.

Slava Rubin:        Hey Ray, Jesse on Facebook has a question. I think I'm gonna target it at you. He's asking, "What about football players' engagement to support film funding?" Have you helped raise any money for any films? I think you've been acting, right? Talk to us about film funding.

Ray Austin:        Oh. Yeah. We had never even thought about that, but that's really what we're trying to ... You know, one of the experiences we're trying to bring is this content all around the league. You know, if you think about sports, it's just not what's on the field. There's things that, when you wake up on a Monday morning things happen, and then those things have to be talked about and dealt with. But that's the type of content that we want to try to create. As of actual sport films, no. I do have some background in acting.

Sohrob Farudi:        He's being modest.

Ray Austin:        It's-

Sohrob Farudi:        He's being modest.

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| Ray Austin: | It's- |
| Sohrob Farudi: | This guy's on Chicago Fire, Chicago PD, Empire. He's been in hundreds of commercials. He's had an incredibly good career- |
| Ray Austin: | But- |
| Sohrob Farudi: | ... after football. |
| Ray Austin: | But that's the one great thing about what we're trying to create. I've seen both sides of sports and entertainment. I've seen the football side on the field, and I've seen the cameras and the lights after. And when you think about sports, we have to figure out a way to transition, or kind of teeter on both sides. The real athletes that actually take initiative and their career grows are the ones that do things off the field. And that's what we're trying to create. We're trying to create more opportunities for players that are not NFL players. People forget, there's only so many roster spots in the NFL. There's only so many roster spots in every sport. So we're trying to open up another opportunity, a digital opportunity, for athletes to be recognized over globally. |
| Sohrob Farudi: | Yep. |
| Ray Austin: | And this will be the first time in this sport, in football. I mean, NFL has been trying to do this for years. We've been able to create this platform in one year. |
| Jason White: | We love it. We love it. Guys, I see we have some new viewers, so let me just take a minute to welcome anybody who's just tuning in to this. We are here with a live chat with the founder of Indiegogo, Slava Rubin, next to me, the founder of the Fan Controlled Football League, Sohrob Farudi, and athletic super star, television super star, all around impresario, Ray Austin. And we're here having a conversation about the new crowdfunding campaign for the Fan Controlled Football League being conducted by cryptocurrency, sale of tokens for the Fan Controlled Football League. You can get information at ICO.Indiegogo.com. |
| | And we're here now, I would like to have a conversation and turn this to the mechanics. People are probably asking right now, "Why do this with token sales?" The football league could have gone out and raised a bunch of money. What is the value? And Sohrob, you spoke about that briefly, about the value of the blockchain. But talk to us a little bit about what does a token get you when you invest in that right now for the next three days until the close day, Friday the 22nd, just a couple days away. What does that token get you? |
| Sohrob Farudi: | Well, so the opportunity right now in Indiegogo, and we actually launched our proof of concept two years ago on Indiegogo, so we had a crowdfunding campaign. The original idea was to have one team and let fans control it. We actually did a crowdfunding campaign. Our first, I think, 2,200 fans came from |

our crowdfunding campaign on Indiegogo. So we've been big believers in the platform for a long time. We came back to you guys with the Fan Controlled Football League. Right now the offer is to get involved early. We're bringing our old team, the Screaming Eagles, they're coming into this league. So we're gonna-

Ray Austin:                    Hoo-ah!

Slava Rubin:                   Whoa. That was a very-

Ray Austin:                    [crosstalk 00:14:47] my Screaming Eagles. [crosstalk 00:14:48] that's for the [inaudible 00:14:49].

Sohrob Farudi:                 Yeah, they know who he is.

Slava Rubin:                   That was definitely a live moment. That was like-

Sohrob Farudi:                 So we have seven new teams, and we are gonna be letting fans help create a shape these seven new teams. We did this with the Screaming Eagles. Fans picked the name, fans designed the logo. I mean, fans chose the uniforms. So, getting in now, and what we're trying to do right now, we are looking for early support for our league, right? And I shouldn't say "our" league. This is the fans' league.

Ray Austin:                    That's right.

Sohrob Farudi:                 He played in the league, I played some. I played my freshman year of high school. I weighed 125 pounds and I was a wide receiver my freshman year of high school. So I played one year of football. But I'm a soccer player. I'm a soccer. But I'll admit it. But anyway, my point is, we're big fans. Look. We are doing this. The reason we came at this so passionately is because at the end of the day we're just huge sports fans.

I'm a Cowboys fan, Slava. I have been in similar pain since '95, in terms of just not seeing anything happen. 20 years have gone by, and I wish all the time that I could make decisions. So this is about giving fans an opportunity to run a team the way they want to see it run, help us build the league. We're gonna let fans get involved in creating some of the rules for the league, shaping the way that this league is created. And so we're looking for passionate ... whether you're a passionate football fan, a passionate sports fan, a passionate digital currency fan, a passionate crowdsourcing fan, I mean, this is an opportunity to get involved early in what I think is gonna be a league that really, I hope, redefines the way that sports and entertainment and fans are engaged with their sports product.

Ray Austin:                    This is the innovation of sports. We can see it happening now. And we want the first people to come in and be able to embrace it. So we can run with this. I mean, football has been a certain way for many, many years, and there's been all these talks about changing of the sport. Well, again, we want the lean forward opportunity, not the lean backwards and get your popcorn. We want people to be engaged constantly. We're not looking for the elite experienced coach. We're looking for the guy that watches every game, every snap, and he can still have the same conversation as a head coach there.

Jason White: [crosstalk 00:17:07]-

Sohrob Farudi: Yeah, and look, the tokens, at the end of the day, the tokens are the power of the league. The way you have to look at what we're building, this is a real life video game. So these tokens, at the end of the day, are the currency for the league. Not only are they going to be the voting power, so the more tokens you have the more opportunities you'll have to influence your favorite team, the more opportunities you'll have for unique experiences in the league. But the tokens will also be used to buy merchandise. We're hoping at some point in the future to include some other really unique things where people can trash talk and potentially even bet their tokens against each other. So there's a whole ecosystem that we're creating around the fan token, and that's something that we think is just gonna be the glue that holds the whole ecosystem together.

Jason White: Love it. Love it. So, tell us a little bit, if somebody goes right now to ICO.Indiegogo.com, first of all, for those who are tuning in, again, this is a chat with the Fan Controlled Football League, the first cryptocurrency token sale and crowdfunding campaign on Indiegogo, and you can go today, for the next three days, to ICO.Indiegogo.com, watch an incredible video that the FCFL has put together, and there's all kinds of other supplementary information to help you learn about what they're looking to build.

So, somebody goes today, Sohrob, and buys these tokens. What do the next steps look like? What are your expectations for building this thing out? Where does it live? Where is the stadium? What's the timing? What's the first experience somebody's gonna have with these tokens?

Sohrob Farudi: So, if you go right now, we're actually giving a 25% bonus to participate as an early backer for the Fan Controlled Football League, so this is an offer through Indiegogo. But looking at the way that kind of this is shaping up, our goal is to have kick off sometime in the summer of 2018. We're looking at June or July to have kick off. We're looking to get fans involved in kinda helping shape the league as early as February. So, we're gonna be bringing together ... We hired a company called Fallon. You can check them out, Fallon.com. They're helping us kind of source and bring together ideas for the seven new identities of these teams, and we want to give fans an opportunity to help shape and create these seven new teams. And that's the first step, right? We have to create the teams and bring them together.

Ray's gonna be responsible, with a couple other guys on our team, going out and finding players. We're gonna be playing either in Las Vegas or Atlanta.

Those are the two that are at the top of the list right now. And the interesting thing about what we're building, we're not gonna have eight teams located around the country. We're gonna have eight teams. All of those teams are playing in one facility. This isn't gonna be in a traditional arena. This is actually gonna be kind of like a high tech production studio, right? So, the idea is, this game is gonna be created and produced for the digital fans. So, for the fans that are watching right now on Facebook Live, this is a league created for you. You're gonna be able to play it from your phone, watch it from your phone, engage from your phone. This is what we think is the future of sports.

Jason White:     I can just tell you, I grew up playing video games on every single system that was out there, and the idea that I could choose a move and see real humans act out the strategy, the plan, the play, that I'm calling and that my teammates are calling ... We're biased, because Indiegogo chose to work with you guys and put a lot of our weight behind this, but we are psyched about what this means for sports in general, and just as a project that promises to democratize sports. So-

Slava Rubin:     Sorry, just-

Jason White:     Yeah, jump in. Go ahead.

Slava Rubin:     So, I see the Facebook Live audience is growing. Just a reminder, we are taking live questions. So, feel free to send them in in the comments. If you want to check the offering, it's just at ICO.Indiegogo.com. Hey, I'm gonna change direction here for a second. Sohrob, ready? Bitcoin. What do you think about Bitcoin?

Sohrob Farudi:     Like, I said, I went down the cryptocurrency rabbit hole six or eight months ago. I was blown away. I spent a lot of time reading about it. Obviously, not giving investment advice, but just kinda my personal opinion is Bitcoin, to me, is the new gold, right? It is the future kind of ... I look at it as a store of value. I don't necessarily think that it's a currency. To me, Bitcoin is kind of a digital gold. That's the way I look at it.

And look, I think it started a revolution. I mean, I've been an entrepreneur for 20 years. I've got through a venture process where I raised 14 million dollars and had a successful exit in a previous company. The venture world is tough. It is tough to raise money, and when you're a startup, even in the angel world, it is tough to go raise money for a startup. And I think what I really love about what's happening with the ICO movement and digital currencies and token offerings in general, yes I think there needs to be regulation, yes I think we need to have people do these things the right way, which I think you guys are doing it the right way with your platform and what you're bringing to the table, but this is changing the way that companies can raise funding, and it is going to absolutely revolutionize, in my mind, the way that the financial markets work. I think it is a huge, huge leap forward.

You know, looking at kinda parallels, I look at where we are right now with Bitcoin and with blockchain and cryptocurrency, I look at back when the internet kinda became mainstream, right? So that kinda '92, '93, '95 to kinda 2000, I think what you're seeing right now is a very good parallel to that. I don't know where we are in that process. Is it '92? Is it '95? Is it '98? I think we've still got a couple years to go to really see the true growth in this industry, but it's exciting. It's exciting to be on the ground floor. It's exciting to kinda watch it unfold. I'm 20 years older now than I was back then, so it's exciting to have a little bit of experience under my belt so I can learn from my mistakes and be able to actually look at this in a new light.

So, I think it's a fantastic opportunity, not just for the fan [inaudible 00:23:14], and look, I'd love everybody watching to be a believer and to be a supporter of the Fan Controlled Football League, but what I would urge is, spend some time looking at what's happening just in the space in general. 'Cause it is an incredibly exciting space right now, and there's some really, really smart people that are doing some tremendously interesting things in this space.

Jason White:          What about you, Slava? What's your call on Bitcoin?

Slava Rubin:          You know, I kinda think of Bitcoin as a proxy for how investors think about blockchain. It feels a lot to me like Netscape in 1995. So a lot of people didn't really understand the internet, but there was a lot of hype around the internet, and everybody said, "Hey, it's gonna be a big thing. I want to get involved and I want to make some money." And Netscape then IPO'ed, and there was a lot of volatility. It skyrocketed right after its IPO, and for the next five years it had a lot of ups and downs until it sold to AOL. A lot of people, they thought the way I can participate in the upside of the internet was Netscape, just 'cause they didn't see all those consumer applications coming to life yet.

I kinda think of Bitcoin the same. Netscape ended up having a perfectly wonderful exit, but the internet was many, many, many, many, many times bigger, and it continues to be with companies that are dramatically bigger than Netscape. I think Bitcoin feels somewhat like Netscape. It's hard to know what the result will be. Will it be as big as Netscape? Will it be smaller? Will it be much bigger, depending where the volatility all goes? But I think, actually, blockchain will have many more applications built on top of it, and it will be substantially bigger of a result, just like the internet.

And I think the FCFL is a great example. It's not Bitcoin. It's its own application, just like Amazon wasn't Netscape, or neither was YouTube. It's just another great application, and we're seeing this technology become more consumer friendly, and I think the FCFL is a great example of how to use the blockchain. So, it's gonna be an exciting next decade.

Jason White:          So, let me ask a question, then. You know, we see all of this virtually hysteria taking place in the world of cryptocurrency, four billion dollars in token sales by companies over the last year alone, more than all venture capital in the same period of time, we're often reminded. Bitcoin getting to near $20,000, people calling that they think it's going to 100,000, 200,000, $400,000 per Bitcoin. It seems like it's craziness, right?

And you have a lot of people standing at the sidelines who fall into a couple of buckets. They think that this is nuts and it's a bit Ponzi scheme. Others are looking at their friends and others on the web and elsewhere making huge sums of money, or at least claiming that they've made huge sums of money. If you are sitting there looking at this, and you haven't made any real moves, you haven't invested yet in any kind of cryptocurrency, how should you be thinking about this? You know, Slava, you've built a magnificent business with Indiegogo over ten years, raised over a billion dollars for companies. If anybody in the room has experience with fundraising and supporting and bringing new projects to life, it's you. How would a new investor think about getting involved?

Slava Rubin:                      I mean, I think investing is very personal. Everybody needs to think about what's the time horizon they have in mind for any investment and how much risk do they want to take. Until recently, if you were an unaccredited investor, so you had over $250,000 of net worth, so under $250,000 of salary, or under a million dollars of net worth, which is actually 99% of America, you weren't allowed to get into some of these offerings. Now that we have the Jobs Act and we're able to have regulation crowdfunding and anybody can invest, it's really a whole new opportunity. You don't have to wait for Facebook for IPO. Now you can get into the future Facebook on the ground up.

That said, these are really risky investments, and often they will take a lot of time. They could take one year, five years, ten years to see the results. So, everybody should approach this really with understanding the risks. That said, if you're a football fan, if you want to get a little bit of exposure to earlier stage companies, if you want to now have your first blockchain investment, potentially cryptocurrency, I mean, I think it's super interesting. No one should take my financial advice, but it's an opportunity that until recently 99% of America would not have available to them. So, it's really interesting.

I, personally, do like investing into some of these earlier stage opportunities. I do it with a smaller amount of my assets, because I do have a family now and I don't want to risk all the money. But I do like supporting entrepreneurs, and trying to see where it all goes.

I'm just reading from the comments here, sorry to interrupt. So we do have Lewis who is a big fan of moving away from the current banking system. He said some other things that I can't repeat. And then Dave has a question: "What about the new stock share [inaudible 00:28:09] launched from a Toronto Hollywood actor?" I do not know that launch, but Jason is from Toronto, so I imagine you know what he's talking about?

Jason White:                      No, no, I missed the beginning of the question. I heard Toronto, my ears perked up.

| | |
|---|---|
| Slava Rubin: | There's a new stock share [inaudible 00:28:23] launch. I don't know what that is, but it's from Toronto and it's a Toronto actor. |
| Jason White: | I'm not familiar with it, but I am- |
| Slava Rubin: | You are a terrible Canadian. |
| Jason White: | But I am a terrible Canadian. I haven't lived there in many years. But I will tell you that most of the people coming out of Canada are exceptionally high quality human beings. So anything that they're working on building is probably going to be high quality. I can't speak for that particular opportunity. |
| Slava Rubin: | So, we probably only have a few minutes left. |
| Jason White: | Let me just [crosstalk 00:28:49] I want to circle back, if I may, just to a couple of- |
| Slava Rubin: | Circling back. |
| Jason White: | ... points. Again, as we sort of do the last laugh here on this Facebook Live, thank you to everybody who chimed in. We want to make sure that we have a chance to answer all of your questions. This is a live chat about Indiegogo's first cryptocurrency offering at ICO.Indiegogo.com. It's an offering for a company called FCFL. With us here, the founder, Sohrob Farudi, and Ray Austin, athletic superstar, television, entertainment, impresario, the man behind the man. |
| Slava Rubin: | Hey, you got a huge compliment. Lewis just said, "You guys are awesome. LOL." |
| Jason White: | Lewis, we think you're awesome. |
| Sohrob Farudi: | [crosstalk 00:29:29] talking about Ray. |
| Slava Rubin: | Let's just a positive moment [crosstalk 00:29:32]. This is a lot of hard work here. |
| Jason White: | Mic drop. So wait. So, guys, look, before we close out here, let's just get back for a second to the token sale with FCFL. There's one point that, for me personally, when my 73 year old mom ... I'm sorry, Mom. I didn't mean to call your age out over the internet super highway. |
| Slava Rubin: | It's not that big of an audience [crosstalk 00:29:55]. |
| Jason White: | It's probably not that big of an audience. Just a billion people on Facebook. There's one particular point that I always like to circle back to, because the question is like, "Why is a football league offering cryptocurrency to raise money?" She gets, and others who I speak with, they get this idea that fans are in control. They get the idea. It's amazing. It's like playing a real life video game. But offering a cryptocurrency, and so that's when the conversation starts about the voting. |

Sohrob, you have shared with us a really interesting anecdote about the pilot test for this where there some opportunities for something like what you're doing now. Why don't you share that with the people who are tuned in.

Sohrob Farudi: Yeah, so, also just to reframe it. Look, I think, we don't call it a cryptocurrency. To us, it's a token, right? So to us, you gotta look at what we're offering is the fan token. So this is a token in the network that we're building, which is the Fan Controlled Football League.

But to your point, in our proof of concept with the Salt Lake Screaming Eagles this past season, we had an opportunity to bring a guy by the name of Greg Hardy. For those of you who don't know who Greg Hardy is, he played six or seven years in the NFL. He was 27 years old, defensive end, played for the Carolina Panthers and the Dallas Cowboys. A pro bowl caliber defensive end. This guy was at the peak of his game, but had some issues off the field. Domestic violence charges, just stuff that shouldn't go on. There was every single ownership group in the NFL, every single GM in the NFL, got a chance to make a decision on this guy. All of them said no. So Greg didn't have a home in the NFL, because every team basically said they weren't gonna bring him on.

We got contacted by some people that knew Greg. Greg wanted to come play for the Screaming Eagles. We were open to giving him a second chance, but only if the fans got a chance to vote. 'Cause at the end of the day, in our minds, what we are building is an opportunity for fans to make the kinds of decision that happen on a daily basis behind closed doors, right? In those board rooms, in those owners' rooms, where Gary Jones is sitting back and making his decisions, or any of the other GMs and owners in the league. They get to make decisions, and they don't take their fans into account. They do what they want to do because it's their team. We wanted to give that type of caliber of decision to our fans, and that's what we want to do with the FCFL. So we let fans vote, and it was as close as it could possibly be.

Ray Austin: We didn't sleep that night.

Sohrob Farudi: No. We did not sleep very well.

Ray Austin: I mean, seriously, they were calling into radio stations saying they were going to boycott the team. I mean, it was-

Sohrob Farudi: It was national news. You can Google it. Salt Lake Screaming Eagles, Greg Hardy. We were on Pardon the Interruption. I mean, it was all over the place. So, Greg Hardy ended up, the vote was 50.1% to 49.9%, it could not have been closer, from thousands and thousands of votes, no. So Greg Hardy didn't come play for the Screaming Eagles. But we had 49.9% of people questioning the vote. "You guys rigged it. Oh, this is ... This was a publicity stunt. You were never gonna bring Greg Hardy in the first place."

And that's always stuck with us. So when we really got kinda interested in blockchain and started understanding the power of what it could bring, for us, it's about transparency in the voting process. If we're gonna let fans control and make decisions, number one, we want the players and coaches, whose careers are on the line and in the hands of the fans, to trust the voting process, but we also want fans to trust that when they make a vote it's gonna be recorded the right way and the results are gonna be the results that actually, they cast. Right? And we don't want hanging chads. There's not gonna be any hanging chads in the FCFL. So that's, to me, a pretty powerful piece of what the blockchain provides.

Jason White:        We love it. Another thing the blockchain [inaudible 00:33:45] opportunities more generally [inaudible 00:33:47] elections and political systems at some point?

Slava Rubin:        I think that voting is a great example of how the blockchain can be used as an application. I think a lot of people around the world are talking about how voting can change in government, in different places around the world. There hasn't been a lot of implementation yet, and this is a really consumer friendly application example of using the voting blockchain, voting on top of the blockchain. So I think it's super exciting. I think this is just kind of an early indicator, a canary in the coal mine, as to what we could be seeing across various parts of our government and in different industries, is how the crowd gets to be a part of decision making.

Jason White:        Makes sense. It makes sense.

Slava Rubin:        With that said, you get an opportunity to invest now if you want at ICO.Indiegogo.com. These folks have done a great job, already raised over two and half million dollars. Only a few days left. We probably should wrap it up.

Sohrob Farudi:      Yeah.

Jason White:        I agree. So guys, a couple of things. One, thank you again to everybody who has tuned in to learn about Indiegogo's first token offering. ICO.Indiegogo.com. We recognize there are a lot of people with a lot of questions out there. Tomorrow, the team here, Sohrob and the Fan Controlled Football League and Indiegogo, will be participating in an AMA on Reddit. We don't have the specifics yet, but we will post the time and the link for that in the comments for this Facebook Live. We'll also be doing a webinar. We'll post information about that as well. You can get as much information about this as you like at ICO.Indiegogo.com. Watch the video, follow the link, learn about the Fan Controlled Football League. And if you do decide to invest, it's a pleasure to have you on board building the future of sports leagues in America.

Anybody have anything else that they want to add for anyone who's thinking about investing?

Sohrob Farudi:        No, we're good. We'd love your support, and honestly, I think if you get in now you're gonna help us create the future of sports. That's what this is all about.

Jason White:          Awesome. Thanks, everybody.

Slava Rubin:          Thanks a lot, guys.

Ray Austin:           Thank you, guys.

Slava Rubin:          Talk soon.

Ray Austin:           [inaudible 00:35:55]

Sohrob Farudi:        Bye.